FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 2005

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release: Siemens to acquire CTI Molecular Imaging, Inc.
Press Release: Siemens acquires Flender Holding GmbH
Signatures

Press Presse Prensa

For the business and financial press Munich, March 18, 2005

Joint Press Release by Siemens und CTI Molecular Imaging

Siemens To Acquire CTI Molecular Imaging, Inc.
Acquisition Expands Molecular Imaging Competencies of Siemens Medical Solutions

Siemens and CTI Molecular Imaging, Inc. (Nasdaq: CTMI) announced today that they have entered into a merger agreement under which Siemens will acquire CTI. The acquisition will include all the businesses of CTI Molecular Imaging, Inc., including CTI PET Systems, PETNET Solutions, CTI Mirada Solutions, CTI Molecular Technologies and CTI Concorde Microsystems. Under the terms of the agreement, Siemens Medical Solutions USA, Inc., will commence a cash tender offer within ten business days to acquire all of the outstanding shares of CTI stock at a price of $20.50 per share. Following the completion of the tender offer, any remaining shares of CTI stock will be acquired in a merger at the same price per share. The board of directors of each company has approved the agreement. The transaction is subject to customary regulatory approvals and other customary closing conditions, and is expected to close in the second quarter of 2005. The transaction has a value of approximately $1 billion.

With this acquisition, Siemens Medical Solutions continues and strengthens its commitment to molecular imaging development, technological innovation and the creation of dynamic new technologies that will revolutionize the diagnosis and treatment of disease.

“This step is a natural progression in our long-time association with CTI, and reflects Siemens’ overall strategy to transform the delivery of healthcare by developing trendsetting innovations that improve patient care while reducing costs,” said Erich Reinhardt, Ph.D., president and CEO, Siemens Medical Solutions.

1/3

CTI Molecular Imaging was established in 1983, focusing on positron emission tomography (PET) and molecular imaging and later extended its business into research, development and the distribution of PET tracers and probes. CTI PET Systems (CPS) was formed in 1987 as a joint venture between CTI and Siemens to combine CTI’s expertise in PET technology with Siemens’ global distribution network.

Michael Reitermann, president of Siemens Medical Solutions Nuclear Medicine Division, commented, “Molecular medicine will result in more individualized and more effective diagnosis and therapy. CTI Molecular Imaging has been actively engaged in next-generation molecular diagnostics research and the development of new imaging technologies and biomarkers. This acquisition will enable Siemens to strengthen and broaden our capabilities in molecular imaging, and define new standards within the industry.”

“This acquisition represents the combination of two companies that are innovation leaders. It will benefit PET imaging’s continued advancement as well as enhance the future of molecular imaging,” added Ronald Nutt, Ph.D., president and CEO of CTI Molecular Imaging.

Siemens Medical Solutions of Siemens AG (NYSE: SI) with headquarters in Malvern, Pennsylvania and Erlangen, Germany, is one of the largest suppliers to the healthcare industry in the world. The company is known for bringing together innovative medical technologies, healthcare information systems, management consulting, and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes. Employing approximately 31,000 people worldwide and operating in more than 120 countries, Siemens Medical Solutions reported sales of 7.07 billion EUR, orders of 8.12 billion EUR and group profit of 1.05 billion EUR for fiscal 2004. More information can be obtained at http://www.usa.siemens.com/medical-pressroom.

CTI Molecular Imaging, Inc. is a leading supplier of products and services for positron emission tomography (PET), a diagnostic imaging technology for detection and treatment of cancer, neurological disorders and cardiac disease. In fiscal year 2004 (September 30), CTI reported sales of $402 million and income from operations of $58 million. Additional information is available at http://www.ctimi.com.

2/3

About PET and PET/CT:
PET images the biology of diseases at the molecular level, often before anatomic changes are visible or, in some cases, before symptoms appear. Diseases are biological processes and it is these processes that PET examines. PET/CT is an imaging technology that combines the biological examination of patients by PET with the CT images of the body’s structural detail. PET/CT technology improves the diagnostic accuracy and treatment management of patients by providing surgeons, radiation oncologists and other physicians with precise anatomical landmarks associated with the disease condition as determined by PET. PET’s whole-body imaging capability helps physicians improve their ability to detect and determine the location, extent and stage of cancer, neurological disorders and cardiac disease. By improving diagnosis, PET scans aid physicians in selecting better courses of treatment, as well as assessing whether treatment is effective or should be changed. Recent published clinical trials have shown that in a wide array of cancers, the use of PET has caused the treatment to be changed for 15 to 50% of patients, depending on the specific clinical question. In addition, PET and PET/CT provide both the patient and their physician with a degree of certainty that is often unavailable through other imaging methods.

This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG Corporate Communications Press Office D-80312 Munich	Information Number: Med BV 200503.042 e Axel Wieczorek D-91052 Erlangen Tel.: +49-9131-84-8335; Fax: 84-2924 E-Mail: a.wieczorek@siemens.com

3/3

Press Presse Prensa

For the business and trade press
Munich, March 30, 2005

Siemens acquires Flender Holding GmbH
Business portfolio expanded to complete drive systems

Siemens is expanding its business in industrial drive technology by acquiring Flender Holding GmbH, Bocholt, one of the world’s leading suppliers for gear systems. The deal was closed by Siemens and the seller, Citigroup Venture Capital Equity Partners (CVC Equity Partners), London. The purchase price amounts to 1.2 billion EUR. The transaction is subject to the approval by the responsible anti-trust authorities. The activities of Flender Holding GmbH are to be integrated into the Siemens Automation and Drives Group (A&D) as its eleventh division. The aim is to expand the Siemens drive technology portfolio by gear systems and thus continually enhance the customer benefit offered by drive solutions.

With 6700 employees at 80 locations world-wide and sales of 1.012 billion EUR (fiscal 2003/04), the Flender Group is a successful supplier of mechanical and electrical drive equipment, such as is typically used in mechanical engineering, basic materials processing, transport and conveying systems and also in power generation. Flender’s product portfolio particularly concentrates on gear technology, ranging from couplings and industrial gear units to gear motors and large gears for ships and wind power stations. The regional activities of the Flender Group are mainly concentrated in Germany, France, China, India and the U.S.

Worldwide, gears are an integral component of many applications and systems in production and logistics. With the purchase of Flender, Siemens is expanding its know how within its comprising automation portfolio toward complete drive systems. Thus,

1/3

Siemens will be able to optimize the installations of its customers over the whole drive train. Integrated development and engineering will lead to smaller, lighter, long-living and high-performing drive systems, contributing to the productivity and competitiveness of industrial customers in all industries.

Helmut Gierse, Group President of A&D: “This acquisition is an important step which ideally rounds off our drive systems portfolio. With gear technology, we will not only be in a position to serve a rapidly growing part of the market but will also be able to tailor our whole range of products and systems even better to the requirements of our customers in all sales industries and regions. This will enable us to expand our position as the world’s leading supplier in the field of industrial automation.”

Dr. Winfried Walzer, CEO of Flender AG: “This transaction is an excellent strategic combination for the Flender Group and promises to accelerate the increasingly global nature of Flender’s business activities. Since the beginning of CVC Equity Partners’ association with Flender in 1999, Flender has achieved significant improvements in efficiency, productivity, and cash flow generation, while extending its global reach. We view the acquisition of Flender by Siemens as an exciting step which will further develop the company’s activities to the benefit of our customers, suppliers and employees.”

The world market for industrial drive technology has a volume of approximately 25 billion EUR and yearly growth rates of around 2.5 per cent. From a technological point of view, it will be influenced by the coalescence of electric motors and converters with gears and gear components in many segments. The previous range of products in manufacturing automation and process automation is increasingly being transformed into an integrated systems business. This provides complete-solution suppliers with higher growth rates, greater value added and possibilities for differentiation from competitors. This especially applies to conveyance and handling systems, the oil & gas, chemicals and cement industries, cellulose processing and metalworking, as well as transport, power stations and the food industry.

The offer of Siemens A&D is based on a comprehensive, technologically consistent product portfolio (‘Totally Integrated Automation’), enabling Siemens to provide every customer with an efficient, coordinated package of automation systems. Thus,

2/3

companies are able to optimize their production processes, shorten their product launching times and reduce their production costs.

The Siemens Automation and Drives (A&D) Group, Nuremberg, is the world’s leading manufacturer in the field of automation and drives. Products supplied by A&D include standard products for the manufacturing and process industries and for the electrical installation industry as well as system solutions, for example for machine tools, and solutions for whole industries such as the automation of entire automobile factories or chemical plants. Supplementing this range of products and services, A&D also offers software for linking production and management (horizontal and vertical IT integration), as well as for optimizing production processes. A&D employs 51,800 people worldwide and in fiscal year 2004 (to September 30) earned a pre-tax profit of 1.077 billion EUR on sales of 8.829 billion EUR and orders of 8.98 billion EUR. More information is available at www.siemens.com/automation.

Siemens AG Corporate Communications Press Office 80312 Munich	Information number: A&D BV 200503.946e Automation and Drives Press Office Alexander Machowetz P.O. Box 4848, 90327 Nuremberg Tel.: +49 911 895-7944; Fax: -7906 E-mail: alexander.machowetz@siemens.com

3/3

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: April 5, 2005	/s/ Dr. Ralf Thomas
	Name:	Dr. Ralf Thomas
	Title:	Vice President Reporting and Taxes

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Vice President and Corporate Controller